CTC Media, Inc.

15A Pravda Street

Moscow, Russia, 125124

Tel: +7 (495) 785 6333

Fax: +7 (495) 785 6349

www.ctcmedia.ru

September 14, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Larry Spirgel

100 F Street, N.E.

Washington, D.C.  20549

Re:	CTC Media, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 1, 2010
File No. 000-52003

Dear Mr. Spirgel:

This letter is in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated August 18, 2010 (the “Comment Letter”) to Mr. Boris Podolsky, Chief Financial Officer of CTC Media, Inc. (the “Company” or “we”), relating to the Company’s Form 10-K filed on March 1, 2010 (the “Form 10-K”).

The comments are provided for convenience along with the Company’s response.

Form 10-K for fiscal year ended December 31, 2009

Item 7 — Management’s Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies

Accounting for acquisitions: goodwill and Intangible assets, page 44

1.     We note your response to comment two from our letter dated July 7, 2010. It is unclear how your valuation model results in a direct fair value of broadcasting licenses. Please describe the method and significant assumptions in more detail. In your response please address the following:

a.     Explain how the adjustments to revenue to reflect an average market participant’s revenue results in a direct valuation of licenses.

b.     Discuss how the model isolates the cash flows attributed to the licenses.

c.     Please provide a detailed description of the projected cash outflows attributed to earning revenues from licenses.

d.     Discuss how you determine the contributory charges for tangible and intangible assets needed to realize prospective cash flows from the license, including working capital, customer contracts, customer relationships, assembled workforce and other intangible assets.

Response

Below is a detailed description of the methodology and significant assumptions we use in valuing all of our broadcasting licenses. We believe this description clearly demonstrates that our valuation methods result in an acceptable fair value of our broadcasting licenses.

As of December 31, 2009, our broadcasting licenses consist of three primary categories including:

1)	a single DTV(1) umbrella license covering approximately 43% of DTV’s TNS Gallup(2) panel coverage;
2)	a larger number of regional CTC, Domashny and DTV licenses covering particular cities in Russia, and
3)	a Channel 31 umbrella license for our Kazakhstan network.

This table sets out the carrying value of the licenses within these three categories and the percentage that the carrying value for such category represents of the total carrying value of all of our broadcasting licenses:

	Carrying value (in thousands)	Percentage of the total value
DTV umbrella license	$57,101	36%
Other Russian regional licenses	89,405	56%
Channel 31 umbrella license	12,487	8%

Total	$158,993	100%

Background on Russian Broadcasting License Market

To provide context for an understanding of our valuation methods, we begin with an overview of the Russian broadcasting and licensing market. In selecting the methodology we use to value licenses at acquisition and in subsequently evaluating any impairment, we consider certain factors, which we believe are specific to the Russian television market.

•      All available broadcasting frequencies in Russia and the corresponding licenses for those frequencies are already held by existing companies. New licenses are not granted by the government due to a natural capacity limitation of broadcasting frequencies. Therefore, the only means to increase free to air technical penetration for any Russian channel with a national presence is to acquire regional stations which hold these existing broadcasting licenses.  Broadcast licenses do require that broadcasters conform to the programming concept outlined in the broadcast license. The programming concept can, however, be changed by filing an application with the regulator to approve a new programming concept.

•      In Russia there is a limited number of free-to-air channels (between 15-20), which include three state-owned channels, and no well developed cable or satellite provider market.  We own and broadcast three of these channels in Russia.  The other free-to-air channels are all non-public entities and their audience shares vary between 1%-25%.   As a result, there is a limited amount of meaningful market data available related to certain cost assumptions.   For example, there is limited information

(1)   DTV is one of our TV broadcasting networks in Russia which we acquired in 2008.

(2)   TNS Gallup is an independent market research company that publishes TV broadcasting data about the Russian market.  Russian television viewing data, including ratings, audience share and related metrics are currently gathered by TNS Gallup and this data is used extensively in our valuation models around revenue assumptions.

available to determine the level of cost and investment necessary to develop a channel, especially because each existing channel has a different target audience, each of which requires varying levels of investment in content, differing mixes of self-developed versus purchased content and varying amounts of investment in brand development. Where TNS Gallup or other market data is available, we use this in our models to assist in revenue assumptions we make about the market.

•      We consider the market participants for regional broadcasting licenses in Russia to be other Russian television channels with a national presence. These channels are generally actively seeking to acquire companies that hold regional broadcasting licenses to increase their broadcasting technical penetration in order to increase audience share and thereby increase advertising revenues.  On average, the technical penetration of the Russian national channels is 69% (excluding three government-owned channels).

•      Due to legal restrictions imposed by the Russian government which limit direct foreign ownership of TV businesses in Russia, we do not consider foreign companies as potential direct participants in the broadcast license market (but we would consider Russian companies that are held by foreign companies as potential market participants).  Also, we exclude from the list of potential market participants government-owned channels because their technical penetration rates are such (over 95%) that they do not need to acquire additional regional stations to gain access to additional broadcasting licenses.

•      In Russia and the other CIS countries, the purpose of a license acquisition and future use of that license would be fundamentally different for an umbrella license as compared to a regional license covering one local television market. A market participant company would acquire an umbrella license as a separate channel(3) as opposed to a means to expand an existing channel’s market penetration because an umbrella license covers such a wide broadcasting territory and, as such, is best suited for use by a market participant as a license for a separate channel.  The acquiring company may then seek to acquire additional regional licenses to expand the market penetration and audience share of its existing channel.

•      All TV advertising in Russia is currently placed through two advertising houses, which together hold a natural monopoly.  Each television channel has a relationship with one of these advertising houses based on the channel’s ownership. The first advertising house services TV channels included in the state media holding company, Gazprom Media. The second, Video International (VI), is an advertising agent for all other TV channels and currently occupies a monopolistic position.

As a result of these factors as well as others, which we will describe below, we have selected an income approach, multi-period excess earnings method (MEEM), to value our two umbrella licenses and we have selected a discounted cash flow approach for all of our regional licenses.  Both methods we describe were applied consistently at the original acquisition and at any subsequent impairment testing.

(3)   In connection with the acquisition of an umbrella license, a market participant would also generally acquire other licenses and intangible assets to support the channel.   We consider these other assets in our umbrella license valuation model through contributory charges.

We specifically address the Staff’s comments with respect to each category of license separately below.

1. Umbrella Licenses

Methodology

For our umbrella licenses, we used the income approach, by applying a MEEM model.  The MEEM calculates an income stream that is attributed to a particular asset. Valuation of a broadcasting license starts with analysis of the income stream generated by the collection of assets comprising the company. Because the income stream is generated by a collection of assets, not all of the income can be attributed to any one asset. The income must be apportioned to each class of asset in some logical manner. The apportionment process is based on the relative fair values of assets.

We first determine the fair value of all other assets contributing to the income stream. Such assets include working capital, fixed assets and various intangible assets. A fair rate of return is calculated on the fair value of each contributing asset. Debt-free cash flows are measured for the operating entity as a whole and a return on the fair values of contributory assets is subtracted from these overall cash flows to arrive at a cash flow stream that is attributed to the broadcasting license. By discounting the cash flows to the present, one arrives at the fair value of the broadcasting license.

We have only two umbrella licenses, one at DTV and one at Channel 31 in Kazakhstan, and these licenses are the only assets within these respective channels for which we use a MEEM valuation approach. We believe this approach is appropriate for the Russian market as market participants would be other media holding companies that would purchase an umbrella license for its highest and best use in the market, which is as an existing channel.  Therefore, we believe that a MEEM model more reliably determines the fair value of the broadcasting license because there is not a market for a “start-up” license in Russia; no new licenses are available because existing frequencies are already owned. As a result, all available umbrella licenses will be existing channels, which have existing audiences.  As revenues are largely driven by audience share and the cost to develop this share is largely reflected in other assets on the balance sheet, including programming rights, fixed assets and other intangible assets, we believe that the ongoing costs to maintain those assets reflect the investment made to develop the audience share or are included in annual expenses.  As further described below, we believe the contributory assets charges methodology applied by us appropriately reflects the economic return for the investment made in these assets (return on and of the asset) in our MEEM model.

Response — DTV Umbrella License

We specifically address the Staff’s comments related to our DTV umbrella license below.

a.     Explain how the adjustments to revenue to reflect an average market participant’s revenue results in a direct valuation of licenses.

As our networks are all separate segments, we have internal financial statements which capture the revenues of our networks and our channels.  We have the following revenues related to our two channels which hold umbrella licenses, and we believe a market participant would have the same structure:

•              National advertising

•              Local advertising

•              Sublicensing sales

•              Own production sales

We adjust our revenues to reflect an average market participant’s revenues as follows:

•      We exclude any revenue earned from sources not related solely to the broadcasting activity of the umbrella license.  Excluded revenues include sublicensing sales and own production sales.

•      We use our own projections of DTV’s audience share to estimate revenue streams of the umbrella license from both national and regional advertising.  We believe this approximates an average market participant’s revenue expectations of the audience share as market participants would acquire an umbrella license as an existing channel with its own audience with an expectation of a reasonable increase in audience share in future years.

•      We also adjust the revenues attributable to the umbrella license for the technical penetration related solely to the umbrella license (i.e. we deduct the share of revenues attributable to other forms of achieving technical penetration for the company, such as regional licenses, cable connections and network affiliation agreements). As a result, approximately 50% of all national advertising revenue is attributed to the umbrella license.

•      We exclude the effect of increased penetration based on our own expansion activities in order to reflect cash flows generated by the existing license, not by the incremental value that we believe we will bring to the license.

•      We consider the national and local advertising to be similar to that of a market participant that would be interested in acquiring the umbrella license (i.e. revenue assumptions were built upon market-based terms).

We believe these adjustments to revenue reflect and isolate those revenues that relate only to the umbrella license and represent the highest and best use of the asset by an average market participant.

b.  Discuss how the model isolates the cash flows attributed to the licenses.

We discussed the isolation of the revenues attributable to the license in “a.” above.  With respect to isolating the projected cash outflows, we adjust our total projected cash outflows to exclude the following costs not directly related to the umbrella license:

•   Costs related to our increase in technical penetration, primarily the costs of acquiring additional regional licenses;

•   Broadcasting costs not directly related to the licenses (i.e. costs for cable connections and network affiliation expense); and

•   Cost from sublicensing and own production activities.

The remaining cash outflows which we attribute to the umbrella license include:

•   Sales and advertising expenses(4) (sales commissions paid to advertising houses) are apportioned to an individual channel’s umbrella license based on a fixed percentage of the advertising sales.  As we have not historically had our own sales function, we believe these commissions paid in the market place are substantially equal in amount to the start-up costs necessary to build, maintain and create a functional sales department.

(4)   As described in the section entitled “Background an Russian Broadcasting License Market”, all TV advertising in Russia is done through two advertising houses, who together hold a natural monopoly, and each television channel has a relationship with one of these advertising houses based on the channels’ ownership.  We have historically had a relationship with VI.  Other market participants would also have selected one of these advertising houses depending on the ownership of the channel or group of channels they are affiliated with.  Therefore the VI relationship did not lead to any individual advantages or favorable conditions.

•   Capital expenditures, including investments in broadcasting equipment and costs for maintenance and renewals;

•   Programming costs (costs to acquire new programming rights consistent with the channels strategy and broadcasting concept and to invest in building up, supporting and maintaining the necessary audience share percentage in the market).  The assumed programming costs correspond with the audience share projections used in the model (i.e. more expenditure leads to more audience share);

•   Personnel costs, including salaries of our engineering, programming, production, commercial and back office staff;

•   Costs for transmission of the signal;

•   Costs for satellite services;

•   Advertising and marketing costs, including costs for national and regional advertising campaigns, promotion materials expense and costs of marketing staff;

•   Taxes; and

•   Administrative costs, including rent and utilities, travel, consulting and insurance costs.

The costs outlined above are incurred in conjunction with both local and national broadcasting. With respect to local broadcasting, all costs attributed to earning the local revenues are incurred in the regions covered by the license.   Therefore, we include 100% of these costs into our outflow projections.

Expenses incurred in conjunction with broadcasting activities on a network level are attributed to the earnings of national advertising revenues. As described above, the channel may specifically broadcast by means of an umbrella broadcasting license, regional licenses, cable connections and/or network affiliates. These costs relate to broadcasting by all of these means; the level of costs does not depend on the means of broadcasting. Therefore, these costs are apportioned to the umbrella license based on the proportion of revenues generated by the umbrella license to total national advertising revenues (as described above in the discussion of revenues allocation). Thus, approximately 50% of these costs are attributed to the umbrella license.

We believe these adjustments properly isolate the cash flows relating to the umbrella license.

c.             Please provide a detailed description of the projected cash outflows attributed to earning revenues from licenses.

Please see our response to “b.” which includes a detailed description of those cash outflows that we attribute to earning revenues from our licenses.

d.             Discuss how you determine the contributory charges for tangible and intangible assets needed to realize prospective cash flows from the license, including working capital, customer contracts, customer relationships, assembled workforce and other intangible assets.

Our cash flows within the model are further adjusted to consider and include the contributory charges for tangible and intangible assets needed to realize the prospective cash flows from the umbrella license including:

•      fixed assets

•      trade names

•      programming rights

•      cable connections

To determine the value of contributory asset charges, we calculated the economic rent for the use of contributory assets based on the fair values of these assets at the valuation date at an assumed rate of return, and the economic life of the asset. Useful lives of these contributory assets were set as follows: fixed assets — 5 years, programming rights — 1 year, trade names — 10 years, and cable connections — 6 years.

We determine fair values of assets as following:

•      fixed assets — carrying value which equals fair value (some of these assets were acquired in the 2008 acquisition of DTV and their fair value was determined at the time of acquisition by applying current market prices method; further additions are recorded at cost which we believe equals their fair value as we buy these assets in the active market);

•      trade name — income approach, by applying the relief from royalty method;

•      programming rights — carrying value which equals fair value (as we buy these assets in the active market); and

•      cable connections — carrying value which equals fair value (most of these connection were acquired in the 2008 acquisition of DTV and their fair value was determined at the time of acquisition by applying the cost method; further additions are recorded at costs which we believe equal their fair value. We also acquire cable connections for our two other channels at similar prices from the same service provider that provides them for DTV, thus we believe that prices paid are market).

We do not estimate contributory asset charges for network affiliation agreements (another means by which we can increase our technical penetration) because the resulting earnings before taxes are already adjusted for in our models in the technical penetration related to own and operated stations (i.e. income and expenses related to network affiliation agreements are not included in the cash flow to licenses before deducting contributory asset charges).

The impact of assembled workforce was considered through an increase in cash outflows.  These additional costs primarily include compensation expenses of strategic and creative directors incurred by our corporate office that are in addition to similar expenses recorded by DTV.  Taking into account that these additional costs amount to approximately 10% of annual payroll expenses of DTV, we consider the amount of such costs to be an appropriate substitute for the economic rent represented by the contributory asset charge for assembled workforce.

Net working capital of DTV is a negative amount.  Therefore, we did not include a contributory asset charge.  In order to be conservative, however, we have adjusted cash outflows to the change in net working capital based on the assumption that it comprises 2% of net sales based on CTC overall statistics.

We then determine a terminal value for the last period using a terminal growth rate and discount the cash flows resulting from the MEEM model described above using the weighted average cost of capital (“WACC”) for an average market participant.

Conclusion

To the extent possible, we used observable market inputs (TNS Gallup data on channels’ audience shares) to support our valuation methodology. When such inputs were not available, particularly inputs related to costs as other broadcasters are not public entities and there is a limited number of other broadcasters in the market, we considered whether our own assumptions would be reasonable assumptions to be used by a market participant.  We developed such inputs based on the best information available in the circumstances, which include our own data (DTV channel, as well as CTC and Domashny channels, our other two Russian channels, where applicable).  We believe that our own assumptions used in DTV’s projections reflect the highest and best use of an umbrella license by a market participant. Therefore, we believe that the value of the umbrella license is isolated and that of an average market participant.

Response — Channel 31 Umbrella License

For the valuation of Channel 31 umbrella license, we use a similar approach to that described above for the DTV umbrella license.

2. Russian Regional Licenses

Methodology

Regional stations are acquired by us and the average market participant for the sole purpose of acquiring a broadcasting license for that city or region.  Typically, the other assets of the acquired station (mainly fixed assets and, for some stations, various short-term cancellable contracts) are not significant in value.  Moreover, as we described earlier, national and regional advertising in Russia is generally placed by only two advertising houses rather than sold directly by the broadcaster to the advertisers.  As a result, there is no value attributable to advertising contracts in connection with these regional station acquisitions because all market participants would generally have existing relationships with one of these advertising houses that already have existing relationships with the advertisers.

From the point of view of a market participant and the Russian TV market, no significant start-up operations are necessary when acquiring individual licenses.  Each individual license would only have its highest and best use to provide incremental coverage to the large channels that do not have a license in that geographic market.

We do, however, believe the discounted cash flow model we use appropriately considers all the necessary start-up costs.  In practice, in Russia it is not possible to develop a new national channel merely through buying a single regional license.  A single regional license has very limited coverage (one city or region) and would not represent the highest and best use of that intangible asset.  For example, in the past several years we have purchased approximately 20 such regional licenses and the technical penetration of each license was between 1% and 3%. Before we acquired the license, they were used to broadcast the signal of other channels and none of them were used to broadcast an independent local channel. To our knowledge, there are no independent regional stations in the market; they all are either subsidiaries or affiliates of national channels.

As a result of this market structure, we use a discounted cash flow direct method to measure the value of our regional licenses, including any necessary start-up costs to put the asset into its highest and best use.  As discussed below, almost all cash flows are generated by use of the regional license.  A market participant does not make a significant incremental investment in any individual license to utilize the license and the market participant’s cash flow stream can be measured utilizing readily-available third party data (TNS Gallup ratings).

Technically, the following steps are taken upon acquisition of a regional license through the purchase of the regional station that holds the license:

•  register the change in shareholding of the legal entity that is the regional station;

•  re-register the broadcasting license so that it is permitted to broadcast one of our channels;

•  if the regional station does not already own a transmitter, acquire a transmitter for a cost of approximately $150,000 to receive the signal of our channel by satellite to enable local broadcasting;

•  sign contracts with local governmental operators for transmission and maintenance services;

•  hire operational staff if the regional station does not have sufficient experienced staff; and

•  perform a local advertising promotional campaign at a cost of approximately $50,000 to make the local audience aware of the new channel.

Based on our history of regional license acquisitions, we believe that the period that is required for a start-up operation to obtain the necessary infrastructure and to complete all other steps noted above is not significant (approximately one to two months). Once the license covering the city is added to a channel’s TNS Gallup panel coverage, the channel begins to benefit instantly from broadcasting its own signal there(5) because of the resulting increase in national advertising revenues (the source of a majority of the cash flows from the fair

(5)   Information on audience numbers is gathered through the use of TNS’s “Peoplemeters,” which are physically installed in households in selected locations, based on sampling techniques and census data designed to capture a statistically significant sample of the desired population. If the regional station also broadcasts in a city which is included in the TNS Gallup panel then that broadcast also serves to increase the national audience share of our network thereby increasing the revenue that we generate from the national advertising that we broadcast.

value model). On a network level, there are no incremental administrative or other costs associated with purchasing the additional regional license.

We forecast revenue, expenses, and cash flows over a ten-year period in our application of the direct valuation method.  We also calculated a “normalized” residual year which represents the perpetual cash flows. The residual year cash flow was capitalized to arrive at the terminal value of the licenses.

The market value of the license for a hypothetical company was derived by discounting the cash flows using the assumptions described above and based on the market participant’s WACC.

Response — Regional Licenses

We address the Staff’s comments related to our regional licenses below.

a.    Explain how the adjustments to revenue to reflect an average market participant’s revenue results in a direct valuation of licenses.

The adjustments to our revenue projections for broadcasting licenses described below (market share, advertising sell-out and technical penetration) result in determining revenues from the standpoint of a market participant, excluding the effect of benefits that the license would generate from being a part of the CTC Media group (for example, the effects from higher audience share of CTC compared to market participants). We believe that this methodology results in a direct method valuation of licenses. The major adjustments are follows:

•   The license will generate local revenues estimated by multiplying the local advertising market by an average market participant’s market share (which is different from CTC’s market share). Market share is a function of the audience share the market participant expects to generate, and the relative price at which the market participant can sell advertising. Projected revenues also reflect the combined effect of various market participant adjustment factors, including the advertising sell-out level and technical penetration; and

•   The license will generate revenues from national advertising estimated by multiplying the national advertising market in particular city by an average market participant’s market share (which is different from CTC’s market share).

b.  Discuss how the model isolates the cash flows attributed to the licenses.

With respect to the projected cash inflows, we believe that the cash flows generated by a particular station are almost entirely generated by the use of the license. Cash flows from all other assets related to the license (primarily a small amount of local broadcasting and technical equipment related specifically to the license) are not material as we described above (typically less than $150,000).  All other assets are also immaterial: there are no regional trade names at the regional stations; the respective channel trade name is recorded at the network level; there are no cable connections at our regional stations; working capital is not material (on average around $100,000), local programming, if any, is de minimis; and workforce is represented by a limited number of personnel (primarily technical and broadcasting equipment maintenance staff, for whom payroll is included in cash outflows as direct operating expenses). We believe contributory assets adjustments, if any, would not be material and thus we believe we properly isolate all the cash flows relating to the licenses.

c.  Please provide a detailed description of the projected cash outflows attributed to earning revenues from licenses.

With respect to a regional license, we have identified the following cash outflows:

•   Sales and advertising expenses based on our contracts with Video International as described above in the discussion of umbrella licenses;

•   Capital expenditures, including investments in the repair and maintenance of existing broadcasting equipment (mainly transmitters) directly related to the local license;

•   Personnel costs (direct salaries of a relatively small number of engineering, programming, production and distribution staff related to the regional license);

•   Direct operational costs for the transmission of the signal related to the regional license;

•   Direct operational costs for satellite services related to the regional license;

•   Advertising and marketing expenses (consisting of costs for advertising campaigns in the local markets, promotion materials expense and costs of marketing staff);

•   Taxes; and

•   Administrative costs (including rent and utilities, travel, consulting and insurance costs).

Programming acquisition costs incurred at the network level are not allocated to regional licenses as such costs represent a network expense which is not affected by the addition of a new station.  A market participant would take the same view of these costs in making a regional acquisition decision.

One of our key assumptions using the direct valuation method is the profit margin of local operations (apart from revenue generated on national level). The highest level of margin should not exceed that which we assumed for an average market participant in our projections of profitability (which could be different than our own profit margin projections for our regional stations).

d.     Discuss how you determine the contributory charges for tangible and intangible assets needed to realize prospective cash flows from the license, including working capital, customer contracts, customer relationships, assembled workforce and other intangible assets.

As noted previously, we do not believe that a typical individual regional license has a material amount of other assets contributing to the license value. These assets are mainly equipment used to broadcast the signal over the license’s technical coverage area.  The useful life of these assets is generally approximately five years and their value is typically not material (as described above, less than $150,000).

Conclusion

As in case with the umbrella license, to the extent possible we used observable market inputs (TNS Gallup data on channels audience shares) to support our valuation methodology. When such inputs were not available (particularly inputs related to costs as other broadcasters are not public entities and there is a limited number of other broadcasters in the market), we considered whether our own assumptions would be reasonable assumptions to be used by a market participant.  If we concluded this to be the case, we used our own assumptions as market participants’ assumptions. We developed such inputs based on the best information available in the circumstances, which include our own data gathered from financial information for our 40 regional stations for our three Russian networks —DTV, CTC and Domashny. Therefore, we believe that the values of our regional licenses are isolated and those of a market participant.

2.     We note your response to comment four from our letter dated July 7, 2010. You describe recent changes in the political, regulatory and economic environment in Russia as support for your conclusion that broadcasting license are indefinite lived assets as of January 1, 2008. We are not convinced that these factors provide persuasive evidence that the estimated useful lives of licenses should now be considered indefinite. Please revise your financial statements to amortize broadcasting licenses over a period that reflects the estimated useful life or provide additional information to support your accounting treatment.

Response

As requested, we have provided additional information in support of our accounting treatment of the useful lives of our broadcasting licenses as part of a full summary of the reasons why this accounting treatment was appropriate at the time of implementation in early 2008, and why in management’s view it continues to be appropriate and fully compliant with US GAAP.

Determination of indefinite lives for broadcasting licenses from 2008

As contemplated by US GAAP, each year we re-evaluate the useful lives and amortization periods of all our assets, including all categories of our broadcasting licenses.  At the beginning of 2008, as part of our contemporaneous review of asset lives and related amortization periods, we concluded that the useful lives of all our broadcasting licenses had become indefinite.  In summary, we reached that conclusion for the following reasons:

•      Expected use and benefit of our broadcasting licenses in Russia was deemed to be indefinite.

•      Audiences in Russia continue to watch significant amounts of television and advertisers continue to seek reaching both national and regional audiences. Television has been and continues to be the best mechanism for advertisers to effectively and efficiently reach consumers.

•      Despite advances in technology, no replacement to the mass reach and efficiency of television is on the horizon in Russia.

•      Although licenses are subject to renewal, the criteria for renewal are objective and measurable and compliance with those criteria is within our control.

•      Since the commencement of our broadcasting operations in 1994, we have never had a license renewal refused or otherwise rejected.

•      When considering the history of others in the market seeking to secure renewals of broadcasting licenses, we have observed (to the extent data is available) no other rejections of renewal requests except in isolated cases in which the broadcaster was engaged in politically motivated programming. We do not engage in such political programming.

•      The costs of renewal Ruble 200/ $7.00 are de minimis.

•      We specifically considered the guidance and example 4 of FASB Statement 142 (ASC 350-30-55-11 through 13) and noted that some considerations of the US FCC framework would also apply to Russia in our analysis.

We have assessed each new license acquired in 2008 and 2009 at their respective dates of acquisition against these same criteria and reached the same conclusion.

When we reached the conclusion that our broadcasting licenses had indefinite lives, we shared our analysis and conclusion with our auditors for their concurrence as part of their audit of our financial statements. Our conclusion was based on what we believed were all the relevant facts and circumstances, as set out in further detail as follows:

•      The expected use of our broadcasting licenses is indefinite. We and other market participants acquire stations and their licenses in order to increase our technical penetration on an ongoing basis, and we believe that this acquisition strategy and intended use support our treatment of these assets as indefinite lived. We intend to renew all our licenses indefinitely and, as described below, believe that we have the ability to do so.  We do not intend to stop broadcasting, and do not believe that a substitute to television broadcasting in Russia will appear in the foreseeable future. Audiences in Russia continue to watch significant amounts of television and advertisers continue to seek to reach both national and regional audiences. We believe that television has been and continues to be the best mechanism for advertisers to effectively and efficiently reach consumers. The cash flows from the licenses are, therefore, expected to continue indefinitely, one of the key indicators of SFAS 142 paragraph 11 (ASC 350-30-35) in determining that an intangible assets life is indefinite.

•      In November 2007, the Russian government issued the federal governmental concept of development of TV broadcasting in Russia (the “Concept”) which describes the replacement of existing analog broadcasting by digital broadcasting in Russia.  We do not believe that the announced intention of the Russian government to transition to digital broadcasting in Russia by the end of 2015 should affect the useful life of our broadcasting licenses at this time. We believe that the dates announced in the Concept are only indicative and do not represent concrete steps or milestones for implementation of the transition, as the plan only prescribes the development of the program and is not a program in itself. Considering that the transition to digital broadcasting in other countries took approximately 10 years on average after the framework for the transition was established and approved, we believe that the transition for non-governmental channels in Russia is not realistic for 2015.  It is envisioned that analog broadcasting will be used in parallel to digital format until the full transition to digital occurs. Based on the above, we believe that the announcement of the planned transition to digital broadcasting by 2015 is not a triggering event for reconsideration of the useful life of our analog licenses until the mechanism of transition, including the framework for building infrastructure, interaction between the industry players, and the principles of renewal of our analog licenses for digital broadcasting, are determined.

•      We are not aware of any significant additional investments that would be required for the transition to digital licenses (based on the practice of transition in different countries and the Concept).

•      Other assets, both tangible and intangible, do not limit the useful life of the broadcasting license. For example, the useful life of fixed assets, such as broadcasting equipment, is not a limiting factor, as the use of such assets is not directly linked to the broadcasting license. The investment in the infrastructure represents and will continue to represent investment in our fixed assets (mainly transmitters). The majority of the transmitters we now buy and maintain are multi-system and can be used for analog format as well as for digital. As such we do not believe we will have a significant impairment or changes in useful lives for our fixed assets when the transition to digital format is completed.

•      The useful life of programming rights does not limit the life of the broadcasting license, as the useful life of programming rights is normally relatively short, and the content is renewed several times during the term of a broadcasting license.

•      Although our broadcasting licenses are subject to renewal every five years, the renewal cost is de minimis, the criteria for renewal are objective and measurable, and compliance with these renewal criteria is within our control.  The usual term for a broadcasting license in Russia is five years. Currently there are no provisions that enable the automatic extension of a license’s life (or the issuance of a renewed license when the old one has expired). The standard approach is for the holder of the license to submit an application for renewal of a license and, so long as an operator is in compliance with the license requirements, there has been no history of refusal or non-renewal.  The renewal of television broadcasting licenses in Russia is governed by the Federal Law “On Licensing” and procedures established by the Federal Oversight Committee in the Area of Mass Media Communications and Information Technologies (the “Media Committee”).  To obtain the renewal of a television broadcasting license, a company needs to submit to the Media Committee the following documentation three months before the expiration date of the current broadcasting license:

•      a formal cover letter describing the application

•      a standard application form, which includes general information about the legal entity submitting the documentation and general information about the current license it holds;

•      a copy of the current license;

•      proof of payment of 200 rubles (approximately $7.00) for renewal of the license;

•      a description of the programming concept, which represents a structure of the programming to be broadcast by type (sports, entertainment, children, etc.) in proportion to total airtime. Such concept should be consistent with concept approved in the current license;

•      an extract from the Unified Federal Register of Legal Entities, to prove that there have been no changes to the charter documents of the applicant company. If there have been any changes to the charter documents, such changes, as approved by the tax inspectorate, must be submitted as well;

•      an extract from the shareholder register of the applicant company to demonstrate that it complies with the foreign ownership laws applicable to companies holding broadcast licenses. We believe we have historically been and are currently in full compliance with this law. Compliance is monitored by our legal department for every license; and

•      a certificate of registration as a mass media for the applicant company.

Under current Russian law, if the renewal application is complete and in order, the new license is required to be issued within about two months after submission of the renewal documentation outlined above.   If the ownership of the applicant company has changed (as evidenced by the share register that is included in the renewal application) such that the ownership is no longer in compliance with Russia’s foreign ownership laws as it relates to television broadcasting licenses, renewal of the license will be denied. However, we carefully monitor our compliance with this requirement and plan any ownership changes accordingly.  The usual term for a renewed broadcasting license is five years.

•      We considered all restrictions imposed by laws and regulations that could result in the denial of renewal of a license or the cancellation of a license when we implemented the change in the estimated useful lives of our broadcasting licenses as of January 1, 2008. As compliance with such restrictions was not difficult and has been and continues to be fully under our control, we concluded that these restrictions should not affect the accounting life of the broadcasting license. Such restrictions were as follow:

•      a requirement to broadcast a minimum amount of locally produced programming. Subsequently this restriction was suspended by the government in 2009. We have suggested edits to our Form 10-K/A risk factors in our letter dated July 26, 2010 as a result of this change; and

•      the requirement to broadcast within the scope of the programming concept described in the relevant license. Both our legal and programming departments continuously monitor compliance with this requirement.

•      We also considered the process of suspending of a broadcasting license by the government and concluded that this process does not represent a risk from the standpoint of the useful life of our broadcasting licenses. The process was and is as follows:

•      The Media Committee can perform a compliance audit on a company to ensure compliance with the programming concept as set out in the license. Such audits are generally done once in any three-year period.

•      If noncompliance is found, a company is given a certain period of time to correct the noncompliance. If such company does not correct the noncompliance, a second notice is given. If a company does not correct the noncompliance after a second notice, the case can be taken to court, which can decide to suspend the license until the company corrects the noncompliance, or to cancel the license.

We have never had an issue arise from a compliance audit.  Even if there were to be an issue, we believe that the avenues of correction available to us in the event of non-compliance would provide us with adequate means to correct any technical default that might exist before a license is suspended.

•      We believe that our experience with the renewal of licenses demonstrates that licenses are renewable. In particular:

•      Since we began broadcasting in 1994, we have no history of cancellation or non-renewal of licenses, and no history of modifications in license terms.  At the time we made the change in accounting treatment, we had 14 years of successful experience, and today 16 years of successful experience, in renewals.

•      In the past five years and since we commenced broadcasting operations in 1994, we have submitted applications for renewal of approximately 10 and 30 licenses, respectively. We have never been denied a request for a license renewal. For those licenses which we have not renewed under our ownership because, for example, they were recently acquired, we are confident that we will be able to renew them at the end of their respective terms because the renewal criteria (as described above) are objective and fully within our control.

•      With respect to entities that we have acquired in the past five years, we are not aware of any problems encountered by these entities in their renewal of broadcasting licenses prior to our acquisition of them.

•      For accounting purposes, when we acquire independent affiliate relationships as part of a business combination we amortize the fair values associated with the independent affiliate agreements over the term of the contract.  The related independent affiliate licenses are not owned by us and, as such, are not capitalized on our books.

•      We are not aware of any problems our independent affiliates have had in renewing their licenses.

•      We believe we are in full compliance with the Russian law as described. Such compliance is continuously monitored for each license by our legal department.  We monitor changes to the laws and evaluate any new risk that arises.

•      We believe that risk of non-renewal in the foreseeable future is remote. In early 2000, NTV and TV-6, unaffiliated Russian broadcasting channels that were independent at the time, experienced what some might characterize as politically motivated actions, including efforts to effect changes of control in these channel. As a result of these actions, the license of TV-6 was canceled and the channel is no longer broadcasting. We are not aware of other cases of cancellations of licenses in the market. Our networks focus on entertainment and do not offer and do not plan to offer political news and programs.  As part of our strategy, our business model does not contemplate any change in our programming focus that would involve political programming. We, therefore, believe that the risk of politically motivated actions against us is remote.  To our knowledge, broadcasters with programming similar to CTC have also not had problems in license renewals.

•      We specifically considered the guidance and example 4 of FASB Statement 142 (ASC 350-30-55-11 through 13) and noted some considerations of the US FCC framework that would also apply to Russia in our analysis.

In addition to the factors above, the change in our accounting policy in respect of the useful lives of our broadcasting licenses as of January 1, 2008 reflected the cumulative changes over a period of time in the political, regulatory and economic environments in Russia.  More specifically, these changes culminated in the State Duma (parliamentary) elections in December 2007, which reinforced the observation and perception of overall political stability in Russia into the foreseeable future. After this election, “United Russia”, Russia’s largest political party, which was supported by then President Vladimir Putin, continued to have a supermajority of votes in the State Duma. By 2008, several key laws, such as the Communications Law, the Mass Media Law and the Advertising Law became effective and operational, providing a defined regulatory framework for the television broadcasting industry. The results of these elections and the development of a regulatory framework helped to ensure and predict stability in regulatory matters into the foreseeable future.

On the economic front, the Russian economy had also exhibited several positive trends. The gross domestic product was increasing and the local ruble currency and banking systems were both strengthening and stabilizing. Even more importantly for the television broadcasting industry, total spending on television advertising increased from $2,330 million in 2005, to $3,160 million in 2006, to $4,397 million in 2007 and at that time further growth in the television market was expected.

It was these positive developments in the political, regulatory and economic environments, coupled with our strong history of successful license renewals described above, rather than any actual evidence of risk of non-renewal of licenses prior to these positive developments, that provided us with the basis to reasonably assume that our broadcasting licenses were indefinite-lived assets as of January 1, 2008.

Facts and circumstances since 2008 continue to support indefinite life policy

Since January 2008, we have not observed contradictory indicators to our original conclusion and do not believe that there have been any changes in facts or circumstances that would support a change in our conclusion on the indefinite life of our broadcasting licenses.  In particular, since 2008 we have observed the following:

•      No rejections of our license renewals (during this period we renewed more than 10 licenses).

•      No history of rejections of licenses in newly acquired companies prior to our acquisition of them.

•      We are not aware of any other entities that had license renewals rejected during this period and, to our knowledge, all other entities have successfully renewed their licenses during this time.

•      No complex changes in relevant regulatory framework, and even some simplification in thee requirements described above.

•      We continue to monitor compliance with license restrictions; and such compliance continues to be under our control.

•      The costs of renewal continues to be de minimis.

•      We continue to be in full control of the assets; they are transferable as evidenced by acquisitions and dispositions in the marketplace with other market participants.

•      Continuing stability in the political and TV broadcasting regulatory environment, even throughout the recent global economic turmoil starting in late 2008 impacting global businesses including those in the CIS.

•      With respect to Channel 31 in Kazakhstan, which we acquired in 2008, its broadcasting license has an infinite term as provided by Kazakhstan law and does not require any renewal process like the one described above for Russia. Such compliance is being monitored very closely by our legal department. If there were to be any changes to the law in the future, we would evaluate any resulting risk and the effect of it on the license useful life at that time.

At each quarterly reporting date, we reconsider our previous conclusions on the indefinite useful lives.  If necessary, we would change our accounting determination in the period when those facts and circumstances warranted a different conclusion. With respect to the impairment losses related to our broadcasting licenses recorded in the fourth quarter of 2008 and in 2009, these losses were unrelated to the expected useful life of the assets.

The impairment losses in the fourth quarter of 2008 related to the broadcasting licenses of DTV Television Station Group in Russia, Channel 31 in Kazakhstan and our Moldova channel, all of which were acquired in early 2008, prior to the recent economic crisis impacting the CIS. The principal factors leading to such impairment losses were reductions in projected future cash flows, as well as increases in the discount rates applied to those cash flows. These modifications were made to reflect the prevailing economic instability in Russia and other CIS countries in which we operate and the expectation that this economic environment could continue in the near to mid-term, reflecting the continuing global economic crisis. The useful life of these broadcasting licenses was not an issue in this analysis as we still expect to use those broadcasting licenses for an indefinite term.

The impairment losses recorded in 2009 related to certain broadcasting licenses in our CTC and Domashny Television Station Groups. The decline in the fair value of these broadcasting licenses below book value was primarily the result of the change in the relative weight given to panel cities by TNS Gallup Media. Certain cities were given less weight than in the previous panel survey, reducing the value of these licenses. The useful life of these broadcasting licenses was not an issue in this analysis as we still expect to use those broadcasting licenses for an indefinite term.

Risk factors relating to broadcasting licenses

We have disclosed in the Form 10-K (and in earlier and later periodic filings with the Commission), the risks related to the licensing environment in Russia in order to make investors aware that the licensing environment in which we operate differs in certain important respects from that applicable to US or Western European television broadcasting companies.  We believe that this remains useful disclosure for investors. To our knowledge, we are the only US public registrant operating exclusively in the CIS media industry and believe these factors are important for a US investor to understand when investing in our company. After careful consideration of these factors at each reporting date, we have concluded, however, that these factors have not, to date, warranted any change in how we have estimated the useful lives of our broadcasting licenses for accounting purposes.  Further, we have also concluded that the likelihood and probability is remote that these factors would have a negative impact of the terms or useful life of our broadcasting licenses for accounting purposes.

Based on the analysis management performs at each reporting period, we believe that the risk factors described in the Form 10-K do not conflict with our conclusions on indefinite lives in respect of our licenses. We have described to our investors in the Form 10-K that discretion could possibly be exercised, but it has not been; that renewal costs could go up, but they have not; and that political programming could be problematic, but it is not our business model to broadcast political programming.  If events or circumstances evidence that any of these risks have materialized, we would reconsider our indefinite life accounting conclusion.

Conclusion

Considering all the above factors in our analysis, we believe we exercised reasonable professional judgment in applying the applicable accounting criteria at January 1, 2008, and that the facts and circumstances continue to support this conclusion in our financial statements for the period ended December 31, 2009 and through today. There are no legal, regulatory, contractual, competitive, economic or other factors which limit the useful life of our broadcasting licenses.  We believe the life extends beyond the foreseeable horizon and there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity. Our experience since January 1, 2008 continues to support these conclusions. Accordingly, we submit that we have provided the Staff with amble information to demonstrate that our accounting treatment for our broadcasting licenses is appropriate and compliant with US GAAP. While we recognize other conclusions could be reached, we respectfully request that the Staff not object to our prior accounting conclusions.

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If you have any questions or comments regarding this response letter, please do not hesitate to contact me on +7 495 785 6350 or by email at bpodolsky@ctcmedia.ru.

Very truly yours,

/s/ Boris Podolsky
Boris Podolsky
Chief Financial Officer

cc:	Securities and Exchange Commission

Gopal Dharia
Terry French
Reid Hooper

CTC Media, Inc.

Anton Kudryashov, Chief Executive Officer
Anna Poutko, Chief Accounting Officer